BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
1830 ROUTE 130 NORTH
BURLINGTON, NEW JERSEY 08016

July 17, 2009

VIA FEDERAL EXPRESS

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Burlington Coat Factory Investments Holdings, Inc. and
Burlington Coat Factory Warehouse Corporation
Form 10-K for the Fiscal Year Ended May 31, 2008

Dear Mr. Owings,

           Reference is hereby made to that certain (i) comment letter (the “Staff Correspondence”) to Thomas A. Kingsbury, dated April 2, 2009, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K of Burlington Coat Factory Investments Holdings, Inc. (“Holdings” and, together with Burlington Coat Factory Warehouse Corporation, “we”, “our” or the “Company”) for the fiscal year ended May 31, 2008; and (ii) the Company’s response to the Staff Correspondence dated May 1, 2009 (the “Company Correspondence”).  This letter is submitted in response to the telephonic discussion between Company personnel, Ms. Lilyanna L. Peyser and Ms. Sondra Snyder on July 8, 2009 (the “Telephonic Discussion”).

In accordance with the Telephonic Discussion, the Company hereby confirms the following:

1.
With respect to comment 11 set forth in the Staff Correspondence regarding the classification of breakage income, pursuant to the Staff’s request, if we decide to present a separate “operating income” line item in our Statements of Operations in future filings with the Commission, we will classify breakage income as a component of operating income.  In addition, if breakage income becomes material to our consolidated financial statements in future periods, we will classify breakage income in other revenues and we will include appropriate disclosures on the amount and classification of breakage income in future filings.

2.
With respect to comment 12 set forth in the Staff’s Correspondence, we will in future filings with the Commission include, pursuant to Item 407(d)(5)(i)(C) of Regulation S-K, the following response to such comment as contained in the Company Correspondence: “The Company’s Board of Directors has determined that each of its Audit Committee members is financially literate.   However, as the Company is now privately held and controlled by affiliates of Bain Capital, the Company’s Board of Directors has determined that it is not necessary to designate one or more of the Company’s Audit Committee members as an “audit committee financial expert” at this time.”

3.
With respect to comment 13 set forth in the Staff’s Correspondence, we will in future filings with the Commission disclose, in accordance with Instruction 4 to Item 402(b) of Regulation S-K and to the extent material, target levels established in connection with the annual incentive awards which our named executive officers have met with respect to our last completed fiscal year unless we determine that such disclosure would cause us competitive harm (in which case we will discuss how difficult it was for the executive or how likely it was for us to achieve the target levels).

H. Christopher Owings
United States Securities and Exchange Commission

In accordance with the Telephonic Discussion regarding the Staff’s review of the Company’s Quarterly Report on Form 10-Q for the period ended February 28, 2009 filed on April 14, 2009, the Company hereby confirms the following:

With respect to the Staff’s comment during the Telephonic Discussion relating to our use of Adjusted EBITDA as a performance measure, we will in future filings with the Commission (i) no longer present information regarding Adjusted EBITDA as a key performance measure within our Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), and (ii) within the Liquidity and Capital Resources section of our MD&A, (a) present Adjusted EBITDA as a liquidity measure and include related required disclosures, and (b) include a reconciliation of Adjusted EBITDA to cash flows from operating activities, with disclosure of cash flows from investing and financing activities in accordance with Question 12 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

In addition, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           If you have any questions related to this letter, please do not hesitate to contact Marc Katz, the Company’s Executive Vice President & Chief Accounting Officer at (609) 387-7800, extension 1255, or Todd Weyhrich, the Company’s Executive Vice President & Chief Financial Officer, at (609) 387-7800, extension 1227.
.
Sincerely,

/s/ Marc Katz

Marc Katz
Executive Vice President & Chief Accounting  Officer

/s/ Todd Weyhrich

Todd Weyhrich
Executive Vice President & Chief Financial Officer

cc:           Sondra Snyder, Staff Accountant
Lilyanna L. Peyser, Attorney-Adviser